COMMENTS RECEIVED ON FEBRUARY 7, 2013

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 79

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 32

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity Cash Central Fund)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests.

The fund has no minimum investment requirement.

Fidelity normally calculates Fidelity Cash Central Fund's NAV each business day as of 5:00 p.m. Eastern time."

C: The Staff requests that the second paragraph be removed as this disclosure is not permitted or required by Item 6.

R: We believe the information in the second paragraph is consistent with the purchase and sale information required by Item 6(a) and (b). We note that the second paragraph is intended to be read together with the paragraph directly below it and believe that it is important to include the second paragraph, particularly for funds that produce a stand-alone Summary Prospectus. However, considering that these funds do not produce Summary Prospectuses and have comparable disclosure later on in Part A of their registration statements (under "Additional Information about the Purchase and Sale of Shares"), we will remove the disclosure at issue in order to address the Staff's comment.

2. Fidelity Securities Lending Cash Central Fund

C: The Staff questions the significance of the words "securities lending" in the fund's name.

R: Fidelity Securities Lending Cash Central Fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in securities lending transactions.

3. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM will invest more than 25% of the fund's total assets in the financial services industries."

C: The Staff requests that we add a concentration risk for financial services.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the funds' principal investment risks and accordingly have not added disclosure. We call the Staff's attention to the following disclosure under "Principal Investment Risks" in the "Investment Details" section:

"Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

4. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. Fidelity Commodity Strategy Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Geode normally expects to invest the fund's assets in commodity-linked notes, other commodity-linked derivative instruments, short-term investment-grade debt securities, cash, and cash equivalents. Commodities are assets that have physical properties, such as oil and other energy products, metals, and agricultural products. Commodity-linked derivative instruments include commodity-linked notes; total return swaps, options, and forward contracts based on the value of commodities or commodities indices; and commodity futures. The fund intends to provide exposure to the commodities market but will not be managed to take delivery of physical commodities. The fund may divest of commodity-linked derivative instruments to avoid delivery."

C: The Staff requests that we define short-term-investment-grade debt securities.

R: We believe that the term "short-term investment grade debt securities" is commonly understood, but also call the Staff's attention to the following disclosure under "Principal Security Types," which provides additional detail:

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that Geode believes have debt-like characteristics, including hybrids and synthetic securities.

Money market securities are high-quality, short-term securities that pay a fixed, variable, or floating interest rate. Money market securities include bank certificates of deposit, bankers' acceptances, bank time deposits, notes, commercial paper, and U.S. Government securities.

7. Fidelity Commodity Strategy Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Many factors affect the fund's performance. The fund's yield and share price change daily based on changes in interest rates and market conditions and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types and maturities of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Because Geode may invest a significant percentage of the fund's assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund."

C: The Staff requests that we remove the word "more" from before "diversified." The Staff noted that a fund is either diversified or non-diversified and that the word "more" obscures the meaning of "diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

8. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.